Exhibit 99.1

Blocklisting Six Monthly Return

London: Thursday, December 29, 2016:  Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) announces the following blocklisting six monthly return:

1.	Name of applicant:	Hutchison China MediTech Limited
2.	Name of scheme:	Hutchison China MediTech Limited Share Option Schemes
3.	Period of return:	From June 29, 2016 to December 28, 2016
4.	Balance under scheme from previous return:	1,417,789 ordinary shares of US$1 each
5.	The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	Nil
6.	Number of securities issued/allotted under scheme during period:	56,481 ordinary shares of US$1 each
7.	Balance under scheme not yet issued/allotted at end of the period:	1,361,308 ordinary shares of US$1 each
8.	Number and class of securities originally listed and the date of admission:	2,560,606 ordinary shares of US$1 each admitted on June 26, 2007
9.	Total number of securities in issue at the end of the period:	60,705,823 ordinary shares of US$1 each

Name of contact:		Christian Hogg
Address of contact:		21/F., Hutchison House, 10 Harcourt Road, Hong Kong
Telephone number of contact:		+852 2121 8200

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products.  Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market.  Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001).  For more information, please visit: www.chi-med.com.

Contacts

Investor Enquiries Christian Hogg, CEO	+852 2121 8200

International Media Enquiries
Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile)	anthony.carlisle@cdrconsultancy.co.uk

U.S. Based Media Enquiries
Brad Miles, BMC Communications	+1 (917) 570 7340 (Mobile)	bmiles@bmccommunications.com
Susan Duffy, BMC Communications	+1 (917) 499 8887 (Mobile)	sduffy@bmccommunications.com

Investor Relations
Matt Beck, The Trout Group	+1 (917) 415 1750 (Mobile)	mbeck@troutgroup.com
David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile)	david.dible@citigatedr.co.uk

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500